SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under The Securities Exchange Act of 1934

For the month of April 2008
Commission File Number: 1-13064

NOVA Chemicals Corporation
1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⃞	Form 40-F ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-  N/A   .

A copy of the Registrant's:

(a)  Interim financial statements and interim Management's Discussion and Analysis for the first quarter, three months ended March 31, 2008.

is furnished herewith and is incorporated by reference into the following Registration Statements:

                Registration Statement on Form S-8  #33-47673

                Registration Statement on Form S-8  #333-520

                Registration Statement on Form S-8  #333-9076

                Registration Statement on Form S-8  #333-9078

                Registration Statement on Form S-8  #33-86218

                Registration Statement on Form S-8  #33-77308

                Registration Statement on Form S-8  #333-11280

                Registration Statement on Form S-8  #333-12910

                Registration Statement on Form S-8  #333-101793

                Registration Statement on Form S-8  #333-109424

A copy of the Registrant's:

(b)  section 302 certification of principal executive officer;

(c)  section 302 certification of principal financial officer;

(d)  certification of principal executive officer pursuant to 18 U.S.C. § 1350; and

(e)  certification of principal financial officer pursuant to 18 U.S.C. § 1350 are furnished herewith.

Controls and Procedures

(a)

Evaluation of disclosure controls and procedures.  Based on our management’s evaluation (with the participation of our principal executive officer and principal financial officer), as of March 31, 2008, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)

Changes in internal controls.  There were no changes in our internal control over financial reporting that occurred during our fiscal quarter ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

/s/ Jack S. Mustoe
Jack S. Mustoe
Senior Vice President, Chief Legal Officer and Corporate Secretary

April 24, 2008

EXHIBITS

Attached hereto is:

         99.1      interim financial statements and interim Management's Discussion and Analysis of NOVA
                      Chemicals Corporation for the first quarter, three months ended March 31, 2008;

         99.2      section 302 certification of principal executive officer;

         99.3      section 302 certification of principal financial officer;

         99.4      certification of principal executive officer pursuant to 18 U.S.C. § 1350; and

         99.5      certification of principal financial officer pursuant to 18 U.S.C. § 1350.